UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549


                          SCHEDULE 13G
                         (Rule 13d-102)

    Information Statement Pursuant to Rules 13d-1 and 13d-2
           Under the Securities Exchange Act of 1934
                       (Amendment No. 1)*


                    REYNOLDS & REYNOLDS CORP
                        (Name of Issuer)


                 Common Stock, $0.01 Par Value
                 (Title of Class of Securities)




                           761695105
                         (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 761695105


1.
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Harris Associates Investment Trust, 36-4100848 series designated The Oakmark Select Fund


2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)


3.
SEC USE ONLY




4.
CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware



NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH

5.
SOLE VOTING POWER
None



6.
SHARED VOTING POWER
5,979,700



7.
SOLE DISPOSITIVE POWER
None



8.
SHARED DISPOSITIVE POWER
5,979,700



9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,979,700


10.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*


11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.34%


12.
TYPE OF REPORTING PERSON*
IV


              *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a)Name of Issuer:
                    Reynolds & Reynolds Corp

   1(b)  Address of Issuer's Principal Executive Offices:
                    115 S. Ludlow Street
                    Dayton, OH 45402

Item 2(a)  Name of Person Filing:
                    Harris Associates Investment Trust,
                    series designated The Oakmark Select Fund

   2(b)  Address of Principal Business Office or, if none,
         Residence:
                    Two North LaSalle Street, Suite 500
                    Chicago, IL 60602-3790

   2(c)  Citizenship:
                    The filing person is a Massachusetts business trust

   2(d)  Title of Class of Securities:
                    Common Stock, $0.01 Par Value (the "Shares")

   2(e)  CUSIP Number:
                    761695105

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b):
                    Not applicable.

Item 4   Ownership (at December 31, 2000):

   4(a) By reason of advisory and other relationships with the person who owns the Shares, Harris may be deemed to be the beneficial owner of the following shares:
                    5,979,700 shares

   4(b)  Percent of Class:
                    8.34%

   4(c)  Number of shares as to which such person has:

         (i)    sole power to vote or to direct the vote:
                    None

         (ii)   shared power to vote or to direct the vote:
                    5,979,700

         (iii) sole power to dispose or to direct the disposition of:
                    None

         (iv)   shared power to dispose or to direct the
                disposition of:
                    5,979,700

Item 5   Ownership of Five Percent or Less of a Class:
                    Not Applicable.

         Item 6   Ownership of More than Five Percent on Behalf of Another
         Person:
                             Not Applicable.

         Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent
         Holding Company:
                    Not Applicable.

         Item 8   Identification and Classification of Members of the Group:
                                        Not Applicable.

         Item 9   Notice of Dissolution of Group:
                                        Not Applicable.

         Item 10  Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                           SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:   January 31, 2001



                      Harris Associates Investment Trust,
                      series designated The Oakmark
                      Select Fund




                      By:/s/Anita M. Nagler
                      Anita M. Nagler
                      Secretary

                     HARRIS ASSOCIATES L.P.
              Two North LaSalle Street, Suite 500
                  Chicago, Illinois 60602-3790



                                 January 31, 2001



Via EDGAR System

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-1004

Attn:  Filing Desk, Stop 1-4

   Re:   Amendment No. 1 to Schedule 13G
         for REYNOLDS & REYNOLDS CORP.




Dear Sir or Madam:

   On behalf of Harris Associates Investment Trust, series designated The Oakmark Select Fund and pursuant to Regulation 13D-G of the Regulations adopted under the Securities Exchange Act of 1934, attached hereto for filing is one copy of Amendment No. l to
Schedule 13G for Reynolds & Reynolds Corp.

   A copy of this Amendment has been forwarded to the principal executive offices of Reynolds & Reynolds Corp.


                                 Very truly yours,

                                 /s/ SUSAN L. KEHOE

                                 Susan L. Kehoe
                                 Legal Assistant




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